# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bullish, CIK 0001872195
CUSIP: G16910120
Title of class of securities: Ordinary Shares, nominal value of $0.002 per share
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands (E9), KY1-9005
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001974189
Persons authorized to receive notices and communications: David Cottle, #112 Building A, 60 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9006, (345) 938-0685; Karen Ubell, 525 Market Street, 32nd Floor, San Francisco, California (CA), 94105, (415) 733-6074

## Reporting persons
- Kokuei Yuan (CIK 0001974189): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: personal funds (PF); sole voting power 36,453,037; shared voting power 0; sole dispositive power 36,453,037; shared dispositive power 0; aggregate amount beneficially owned 36,453,037 (24.9% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 146,183,739 Ordinary Shares outstanding as of the August 13, 2025, as assumed in the Form 424B4 final prospectus filed by Bullish under the Securities Act of 1933 on August 13, 2025.
  * Mr. Cottle and Ms. Ubell are designated as contact persons for Mr. Yuan, who is the Reporting Person and signatory to this Schedule 13D

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of $0.002 per share
Name of issuer: Bullish
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands (E9), KY1-9005

## Item 2. Identity and Background
Name of person filing: Kokuei Yuan (the "Reporting Person")
Residence or business address: #112 Building A, 60 Nexus Way, Camana Bay, Grand Cayman KY1-9006, Cayman Islands
Present principal occupation or employment: The Reporting Person currently serves as a member of the Board of Directors of the Issuer and also serves as a member of the Board of Directors of certain affiliates of the Issuer.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Japan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

Prior to the Issuer's initial public offering (the "IPO"), the Reporting Person directly held 36,453,037 shares of Issuer's Class A Shares.

The Reporting Person acquired 72,906,074 of the Issuer's Class A Shares on July 23, 2024, pursuant to a transaction in which the Reporting Person's shares of block.one were exchanged for shares of the Issuer's Class A Shares. As disclosed in the Form F-1 Registration Statement filed by the Issuer under the Securities Act of 1933 on August 4, 2025 (the "Registration Statement"), block.one is a Cayman Islands exempted company which, until the transactions described herein in July 2024, was the controlling shareholder of the Issuer. The descriptions of such transaction provided in the Registration Statement are incorporated herein by reference.

On August 1, 2025, the Issuer effected a 1-for-2 reverse stock split pursuant to which all of the Class A Shares owned or beneficially owned by the Reporting Person were exchanged for the number of Class A Shares as described in the second sentence of this Item 3(a) to Schedule 13D.

In connection with and immediately prior to the closing of the IPO, on August 14, 2025, the Class A Shares discussed above automatically converted into shares of Ordinary Shares on a 1-for-1 basis.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person is a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference (the "Reporting Shares"). The Reporting Shares represent approximately 24.9% of the Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 36,453,037
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Class A Shares (prior to the closing of the IPO) or the as-converted Ordinary Shares (following the closing of the IPO) during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Section 3 of this Schedule 13D is incorporated by reference.

Prior to and in connection with the IPO, the Reporting Person entered into a lock-up agreement with the underwriters of the IPO, pursuant to which the Reporting Person agreed to be subject to a 180-day lockup on the sale and transfer of shares of the Company held by the Reporting Person as of the effectiveness of the Issuer's registration statement on form F-1 (the "Lock-up Agreement"). The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated by reference into this Item 6 in its entirety.

The Reporting Person serves as a member of the Board of Directors of the Issuer. Additionally, in such capacity, the Reporting Person may receive compensation from the Issuer for his services as a member of the Board of Directors. Such compensation may include grants of equity awards with respect to the Issuer's Ordinary Shares from time to time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Form of Lock-Up Agreement, attached as Exhibit D to the Form of Underwriting Agreement by and among the underwriters listed in Schedule 1 thereto and certain directors, officers, and existing shareholders of the Issuer (incorporated by reference to Exhibit 1.1 of the Form F-1 Registration Statement filed by the Issuer under the Securities Act of 1933 on August 4, 2025).

## Signatures
- Kokuei Yuan: /s/ Kokuei Yuan, Reporting Person (08/21/2025)